UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41324

AKANDA CORP.

(Name of registrant)

c/o Gowling WLG

100 King St. W, Suite 1600

Toronto, ON M5X 1G5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐  Form 40-F

On September 24, 2026, the Board of Directors of Akanda Corp. (the “Company”) determined that it was no longer going to pursue the cultivation of cannabis or any future cannabis-related businesses, including its planned development of Tetrahydrocannabinol (THC) and cannabidiol (CBD) facilities, and is instead going to focus its business efforts on the growth and management of its First Towers & Fibers Corp. subsidiary, and potentially other business targets.

Accordingly, the Company declined to pay the next option payment due under its Amended and Restated Option to Purchase agreement with 1107385 B.C. LTD., dated September 22, 2023, as amended (the “Option Agreement”), pursuant to which the Company originally acquired an option to purchase a Canadian THC and CBD farming facility located at 1900 Ferne Road, Gabriola Island, British Columbia and related operations and licenses (the “BC Property”). As a result, the Company’s right to acquire or use the BC Property under the Option Agreement has been terminated. The Company had not cultivated any product from the BC Property.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: September 25, 2026	By:	/s/ Christopher Cooper
		Name:	Christopher Cooper
		Title:	Chief Executive Officer and Director

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